VISION GLOBAL SOLUTIONS, INC.

20400 Stevens Creek Boulevard, Suite 700

Cupertino, CA  95014

Telephone 408-873-0500

FAX: 408 716-2658

May 19, 2009

Mail Stop 4561

Jennifer Fugario, Staff Accountant

Division of Corporate Finance

US Securities and Exchange Commission

101 F Street, N.E.

Washington, DC 20549

RE:

Vision Global Solutions, Inc.

Form 10-KSB for Fiscal Year Ended March 31, 2008

Filed June 30, 2008

File No. 000-31104, Response Letter No. 3

Response to SEC Comment letter dated May 7, 2009

Dear Ms. Fugario:

The Company has received the Securities and Exchange Commission (the “Commission”) comment letter dated May 7, 2009 and hereby provides its response as set forth below:

Item 8A. Controls and Procedures.

1.

The first sentence of the third paragraph of your proposed revisions to “Disclosure Controls and Procedures” suggests that Exchange Act Rules 13a-15(e) and 15d-15(e) require the evaluation of the effectiveness of the design and operation of disclosure controls and procedures.  Please note that these rules define disclosure controls and procedures but do not set forth the requirements for an evaluation.  As requested by prior comment number 5, please revise this disclosure to state that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2008.

RESPONSE:  The Company is filing an amendment to the Annual Report on Form 10-KSB for the year ended March 31, 2008, and has deleted Item 8A. Controls and Procedures, in its entirety and substituted same with the following disclosure includes an affirmative statement that the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures at March 31, 2008 in response to comment number 1:

Disclosure Controls and Procedures

The Company’s President who serves as its principal executive officer and principal financial and accounting officer is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined in Rules 13a-(15(e) and 15d-(15(e) of the Securities Exchange Act of 1934.  Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, such as this report, is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and to reasonably assure that such information is accumulated and communicated to our management, including our President who also acts as our principal financial and principal accounting officer, to allow timely decisions regarding required disclosure.

The Company’s management does not expect that our disclosure controls or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Under the supervision and with the participation of our management, including our President who serves as our principal executive officer and our principal financial and accounting officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the period ended March 31, 2008 (the “Evaluation Date”). As of the Evaluation Date, the Company’s President who also serves as its principal financial and accounting officer, concluded that the Company maintains disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in it reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.  The Company’s management assessed the effectiveness of its internal control over financial reporting as of March 31, 2008.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax

Framework.  The Company’s management has concluded that, as of March 31, 2008 the Company’s internal control over financial reporting is effective based on this criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  The Company’s management's report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting identified in connection with the Company’s evaluation that occurred during our last fiscal quarter (our fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The foregoing disclosure includes management’s assessment of the effectiveness of internal control over financial reporting at March 31, 2008 including a statement that the internal control over financial reporting was effective.  The Company hereby confirms that the assessment of internal control over financial reporting as of March 31, 2008 was performed.  The foregoing amended disclosure includes the disclosure required by Item 308T(a)(2 and (a)(3).

2.

Please amend Form 10-KSB for fiscal year ended March 31, 2008 to revise the disclosures under Item 8A based on your response to our prior comments.  Further, you should also revise your disclosures regarding off-balance sheet arrangements and related party transactions based on your responses to prior comments numbers 1 and 2, respectively.

RESPONSE:   The Company is filing an amendment to Form 10-KSB for fiscal year ended March 31, 2008 which provides revised disclosures and conclusions regarding the effectiveness of both disclosure controls and procedures and internal controls over financial reporting in separately-captioned sections.

3.

As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement from the company acknowledging that:

a.

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax

RESPONSE:    The proposed revised disclosure provided the staff in response to comment 3 above has been revised to state that the Company carried out its evaluation of the effectiveness of its disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

Please call Blair Krueger, Esq at 858-405-7385 if you have any questions concerning this matter.

Sincerely,

/s/ John Kinney

John Kinney
Chief Executive Officer

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax